VIA EDGAR

March 25, 2011

Ms. Julie F. Rizzo

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 000-20574

Dear Ms. Rizzo:

On behalf of The Cheesecake Factory Incorporated (the “Company”), this letter responds to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated March 4, 2011 related to the Company’s definitive Proxy Statement on Schedule 14A, filed on April 23, 2010.  The numbering of the paragraphs below corresponds to the numbering of the comments contained in the March 4, 2011 letter which, for the Staff’s convenience, we incorporated into this response letter.

Definitive Proxy Statement on Schedule 14A

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

1.              While we note your response to our prior comment two, we did not see an expanded justification for your belief that disclosure of Guest Satisfaction Scores may be omitted due to the risk of competitive harm.  In providing us your analysis, please discuss your concern that customers may choose not to dine in your restaurants if they do not perceive the Guest Satisfaction Score as being at an acceptable level when it appears from your January 10, 2011 response letter that the company achieved its Guest Satisfaction Score performance target for fiscal year 2009.  Additionally, please provide us with your analysis of the competitive disadvantage to you if you disclose your scores and your competitors choose not to do so as it appears that other competitors disclose what appears to be a similar score.  For guidelines, please refer to Compliance and Disclosure Interpretation 118.04 of Regulation S-K.  Finally, to the extent that it is appropriate to omit certain targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

We carefully considered the Staff’s prior comments concerning disclosure of our guest satisfaction scores, as well as the Staff’s comments regarding the disclosure of apparently similar scores by other restaurant companies. We also reviewed the most recent annual reports and proxy statements of the companies we consider our competitors for purposes of evaluating disclosures made by them related to Guest Satisfaction Scores.

Disclosure of Percentage by which Guest Satisfaction Score Target is Achieved.

Based on this review, we propose disclosing the percentage by which the Company has met or exceeded our Guest Satisfaction Score target, as follows, using our fiscal year 2009 achievement as an example:

	Target		Actual		Performance v. Target
Guest satisfaction full year score of specific percentage or better	See below	(1)	See below	(1)	104	%(2)

(1)   While we have disclosed in the past whether our guest satisfaction scores improved, we have never disclosed our target or actual scores, and have no plans to do so, because we believe that doing so would cause us serious competitive harm.

(2)   Maximum payout at 100% of achievement.

We believe that the above additional disclosure will provide a meaningful indication of the difficulty in achieving the performance target, and thus, the value of the target as an incentive.  However, we continue to believe that disclosure of the actual target or achieved scores would result in competitive harm, be misleading to consumers and our shareholders, and result in a breach of our contractual obligations while not providing material information concerning our bonus program. In addition, we do not believe our competitors disclose scores comparable to our Guest Satisfaction Scores. Specifically, we believe that:

•                  Guests may choose not to dine in our restaurants if they do not perceive the Company’s Guest Satisfaction Scores to be at the highest level, even if we achieved our internal performance target, which would cause us serious competitive harm.

•                  Disclosure of our Guest Satisfaction Scores misleads consumers and shareholders concerning the quality of the dining experience provided by our restaurants as compared to that of other restaurant companies due to the lack of a uniform, industry-wide methodology to determine such scores.

•                  Disclosure of the specific methodology we use to calculate our Guest Satisfaction Scores would result in a breach of contractual obligations to the provider of our guest satisfaction survey.

•                  Only four of the eighteen restaurant companies we identified as our competitors for purposes of evaluating our compensation programs disclose any guest satisfaction metrics as a performance measure, and the content of their respective disclosures is inconsistent from company to company and may differ from our methodology, which adds to the concern that our disclosure of Guest Satisfaction Scores only would mislead consumers and shareholders.

Customers may choose not to dine in our restaurants if they do not perceive our Guest Satisfaction Score as being at an acceptable level even though we achieved our Guest Satisfaction Score performance target for fiscal year 2009.

As we stated in our letter to Staff dated January 10, 2011, we believe that customers may choose not to dine in our restaurants if they perceive a disclosed Guest Satisfaction Score to be at an unacceptable level even if we achieved our internal performance target.  While we do not consider Guest Satisfaction Scores a “grading system”, we believe consumers are likely to perceive such scores as “grades.”  Consumers are accustomed to reviewing scores as part of a grade (such as “A” or 90%-100% equaling “excellent;” “B” or 80%-90% equaling “above average,” “C” or 70%-80% equaling “average,” etc.). If we were to disclose a specific score that was not the customary equivalent of an “A” or 90%-100%, we believe customers are likely to perceive us as delivering an inferior dining experience. Because the methodology behind our Guest Satisfaction Scores bears no relationship to a typical grading scheme, consumers’ confidence in our brand could be seriously harmed by their inappropriate assumption that a score other than an “A” (i.e., in the highest percentage rankings) meant that we performed poorly, when, in fact, the scores we received were excellent within our scoring scheme.

Lack of a uniform, industry-wide methodology to determine Guest Satisfaction Scores.

There is no uniform, industry-wide methodology for determining Guest Satisfaction Scores; nor is there any single agency responsible for grading guest satisfaction. The methodology behind calculating Guest Satisfaction Scores differs widely from one restaurant chain to another and among companies providing and interpreting guest satisfaction surveys including, but not limited to, variations in:

•                  selecting survey participants,

•                  determining categories to be measured such as service, food quality, appearance, timeliness, cleanliness, and/or ambience,

•                  establishing the range and meaning of scores,

•                  weighting among categories measured,

•                  selecting threshold levels for measurement of increases in guest satisfaction, and

•                  including other elements of the dining experience, such as response to problematic situations.

Without a standard methodology to support a comparison of scores, we believe that disclosure of the actual Guest Satisfaction Scores achieved would lead to a comparison of “apples to oranges.”  For instance, disclosure of a higher number or percentage score by one company may lead a consumer or investor to believe that particular company is better than another company that discloses a lesser number or percentage score but uses a different methodology which is more stringent or harder to achieve.  Accordingly, if we were to provide disclosure of our specific Guest Satisfaction Score, and it were to be compared to the scores disclosed by other companies that used a less stringent methodology, our consumers and shareholders may be misled into thinking we offered an inferior guest dining experience.

By way of hypothetical example, assume our methodology were to consider a customer’s experience to be counted as “satisfactory” only if the customer’s responses averaged a “5” on a scale of 1 to 5 (with 1=extremely dissatisfied; 2=dissatisfied; 3=neutral; 4=satisfied; and 5=extremely satisfied) while a competitor’s methodology were to consider a customer’s experience as “satisfactory” if the same customer’s responses averaged only a “4”.  If we were forced to disclose our scores, we may disclose that our overall Guest Satisfaction Score equaled 70% (i.e., the percentage of customers who rated their experience a “5”), while our competitor may disclose an overall score of 80% (i.e., the percentage of customers who rated their experience greater than a “3”).  However, our 70% score (based only upon achievement of customer responses averaging “5”) might indicate substantially higher customer satisfaction than our competitor’s score of 80% (which included customer ratings of “4” as well as “5”).  A comparison of our 70% score to our competitor’s 80% score would be misleading, as consumers and shareholders might conclude we scored lower in guest satisfaction when, in fact, our score of 70% indicates a higher level of satisfaction than our competitor’s score of 80%.  Accordingly, such disclosure would put us at a competitive disadvantage if consumers were to select the competitor’s restaurant over ours after having compared scores.

Breach of contractual obligations to our guest satisfaction survey provider.

As we stated in our letter to Staff dated January 10, 2011, our Guest Satisfaction Score and scoring methodology are highly proprietary, and we and our guest survey vendor are contractually bound not to disclose the methodology used to determine Guest Satisfaction Scores.  Accordingly, we are simply unable, without being in breach of our agreements, to provide a context for the scores we achieve. Accordingly, if we were required to disclose raw scores but could not describe our methodology, we would have no choice but to eliminate the Guest Satisfaction Scores as a performance target for purposes of bonus compensation. Disclosure of the scores without the context explaining the methodology is subject to the concerns raised above regarding lack of comparability between companies, as well as being misleading to consumers and shareholders.

Disclosure by Competitor Companies.

In the March 4, 2011 letter, you asked us to provide an analysis of the competitive disadvantage to us if we were to disclose our scores and our competitors did not as “it appears that other competitors disclose what appears to be a similar [guest satisfaction] score.”  We respectfully disagree that our competitors disclose a “similar score.”  In our review of the most recent annual report and proxy statements of each of the eighteen companies we consider comparable to us for purposes of evaluating our compensation programs(1), we found that only four(2) companies provided a specific score related to guest satisfaction.  One other company noted ratings and awards it received without noting any Guest Satisfaction Score, and another mentioned its scores but did not specifically disclose them.  Specifically:

•                  None of the four companies that disclosed a specific score also disclosed the methodology used to determine such score. In fact, each of those companies seemed to be referring to different methodologies and measurement criteria based upon their respective descriptions of such scores as a “guest satisfaction measurement target” (Brinker International), a “Guest Loyalty Index” and “Blended Guest Loyalty Index” (Bob Evans Farms), a “Guest Satisfaction Index” (Ruby Tuesday), and “guest overall satisfaction ratings” (Red Robin Gourmet Burgers).

•                  One of the other eighteen companies, CBRL Group, disclosed ratings and awards it had received from various consumer groups and studies, but noted that those ratings and awards were “not performance metrics”.  Those ratings and awards did not appear to be similar to our Guest Satisfaction Scores.

•                  One additional company (McCormick & Schmick’s) disclosed that maintaining or improving its guest satisfaction scores was one of its non-financial performance goals, but it did not disclose its scores.

The lack of disclosure regarding the methodologies used to compute the scores of the four companies that provided a specific score, and the differences in nomenclature used by such companies, makes it difficult to analyze whether their respective scores are similar to our scoring in any manner.  We believe that neither consumers nor shareholders may make reasonable comparisons among such companies without a full understanding of such methodologies, which were not disclosed by any of them.

Immateriality of Guest Satisfaction Score.

We also note that the Guest Satisfaction Score performance target accounted for only approximately four percent (4%) of the total bonus and award in 2009. In light of the risk of competitive harm and confusion to consumers and shareholders as outlined above, we believe that disclosing our specific

(1)

• Darden Restaurants	• Texas Roadhouse
• Brinker International	• California Pizza Kitchen
• CBRL (Cracker Barrel) Group	• DineEquity
• Bob Evans Farms	• McCormick & Schmick’s Seafood Restaurants
• Ruby Tuesday	• Morton’s Restaurant Group
• Landry’s Restaurants	• Ruth’s Hospitality Group
• P.F. Chang’s China Bistro	• BJ’s Restaurants
• O’Charley’s	• Frisch’s Restaurants
• Denny’s	• Red Robin Gourmet Burgers

(2)  Brinker International, Bob Evans Farms, Red Robin Gourmet Burgers and Ruby Tuesday

targets and level of achievements of our Guest Satisfaction Scores does not provide additional material information to our shareholders regarding our bonus compensation program.

However, we believe that the extent to which the Guest Satisfaction Score performance target has been met or exceeded may provide our shareholders with an indication of the difficulty in achieving such performance targets and, thus, the value of the target as an incentive. Therefore, as noted above, we intend to disclose the percentage by which the Company has met or exceeded this performance target in our future filings in the manner described above in the paragraph entitled Disclosure of Percentage by which Guest Satisfaction Score Target is Achieved.

* * *

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to these filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (818) 871-3080 with any questions regarding the above.

Sincerely,

/s/ Debby R. Zurzolo
Debby R. Zurzolo
Executive Vice President, General Counsel and Secretary